June 14, 2006

Via Facsimile and EDGAR

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Mail Stop 7010

Washington, D.C. 20549

Response to Comment Letter dated May 31, 2006

The Dow Chemical Company

Form 10-K for the Fiscal Year Ended December 31, 2005

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

File No. 1-3433

Dear Mr. Cash:

The Dow Chemical Company (the “Company”) acknowledges receipt of the Staff’s comment letter dated May 31, 2006, concerning the Company’s Form 10-K filed on February 17, 2006 and the Company’s Form 10-Q filed on April 28, 2006 (File No. 1-3433). We are responding to the Staff’s comments in this letter.

The following is a list of defined terms that are used throughout this letter, a restatement of the comments by the Staff, and the Company’s response with respect to each comment:

Defined Terms

“Company” and “Dow” mean The Dow Chemical Company, a Delaware corporation, and, depending on the context in which either such term is used, its consolidated subsidiaries.

“Future Filings” means applicable SEC filings, based on the context in which the phrase is used, made by the Company after the Staff indicates in writing or otherwise that the Company’s responses to this comment letter are acceptable and that the Staff has concluded its review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

“2005 10-K” means the Annual Report on Form 10-K for the year ended December 31, 2005, filed by The Dow Chemical Company on February 17, 2006.

Comments and Responses

General

1.                           We note that your response letter dated May 11, 2006 did not provide the Tandy language that we requested in our comment letter dated April 14, 2006. In connection with your response to our comments, please provide, in writing, a statement from the company acknowledging that:

•                  The company is responsible for the adequacy and accuracy of the disclosures in their filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE

The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Prior Comment 1

2.                           We note the additional disclosures you proposed regarding your asset retirement obligations. Please clarify your proposed disclosures as follows:

•                  revise the second sentence of your proposed policy to clarify that asset retirement obligation are recorded in the period in which they are incurred “and reasonably estimable”;

•                  revise the third paragraph of your proposed policy to quantify the number of sites where estimates of potential settlement dates cannot be reasonably made, including the number of sites where capping of underground storage wells and required demolition activities have not been recorded; and

•                  revise your proposed disclosure under Commitments and Contingent Liabilities to clarify if the asset retirement obligations for which the fair value cannot be reasonably estimated are material to your financial statements based on current costs and, if material, consider quantifying the current costs.

RESPONSE

In Future Filings, we will revise the second sentence of our accounting policy for asset retirement obligations as follows:

Asset retirement obligations are recorded in the period in which they are incurred and reasonably estimable, including those obligations for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company.

In Future Filings, we will revise the third paragraph of our accounting policy for asset retirement obligations as follows:

Assets that have not been submitted/reviewed for potential demolition activities are considered to have continued usefulness and are generally still operating “normally.” Therefore, without a plan to demolish the assets or the expectation of a plan, such as shortening the useful life of assets for depreciation purposes under the requirements of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, Dow is unable to reasonably forecast a time frame to use for present value calculations. As such, Dow has not recognized obligations for individual plants/buildings at its 156 manufacturing sites where estimates of potential settlement dates cannot be reasonably made. In addition, the Company has not recognized conditional asset retirement obligations for the capping of its approximately 50 underground storage wells at Dow-owned sites when there are no plans or expectations of plans to exit the sites. Dow routinely reviews all changes to the list of items under consideration for demolition to determine if an adjustment to the value of the asset retirement obligation is required.

In Future Filings, we will revise our proposed disclosure in the Asset Retirement Obligations section of Note K - Commitments and Contingent Liabilities as follows:

As described in Note A, the Company has not recognized conditional asset retirement obligations, for which a fair value cannot be reasonably estimated, in its financial statements. It is the opinion of the Company’s management that the possibility is remote that such conditional asset retirement obligations, when estimable, will have a material adverse impact on the Company’s consolidated financial statements based on current costs.

Prior Comment 2

3.                           We note the additional information you provided regarding the formation of MEGlobal. Please tell us if the below market ethylene supply agreement is with MEGlobal or PIC. Since it appears that you will supply all of the requirements of this below market agreement, it remains unclear to us why you recorded only 50% of the fair value of your obligation. Please advise. In addition, please confirm that your US GAAP equity income in MEGlobal includes the expenses they recognize for the fair value of the ethylene supply contract.

RESPONSE

The ethylene supply agreement is between Dow and MEGlobal. We recorded 50% of the fair value of the ethylene supply agreement as deferred revenue as this amount represented the cash received by Dow from PIC. Dow and PIC each contributed net assets with a fair value to attain a 50% interest in the joint venture. Dow’s commitment to supply future raw material to MEGlobal through the ethylene supply agreement did not impact Dow’s accounting for its initial investment balance in MEGlobal. However, as the terms of Dow’s ethylene supply agreement provided PIC with an ongoing future benefit that it would realize as a result of its 50% ownership interest in MEGlobal, PIC compensated Dow directly for 50% of the contract’s fair value, as discussed below, which was appropriately deferred. In addition, we do not believe that it is appropriate to record an asset or expense and an offsetting liability for any of the fair value of Dow’s future commitment or obligation to the joint venture attributable to Dow’s interest in the joint venture via this supply agreement as this agreement does not meet the scope criteria in

FIN No. 45 and does not meet the criteria for a probable loss contingency under SFAS No.5.

At the formation of MEGlobal, PIC compensated Dow for 50% of the fair value of the supply agreement with an upfront cash payment of $121 million, which was included in the total cash proceeds received by Dow upon formation. As the ethylene supply agreement represents a future commitment to deliver ethylene at a contractual price based on the actual costs of production, the fair value of the agreement represents the foregone margin on the supply of ethylene to MEGlobal over the contract period. We have accounted for the non-refundable upfront cash payment as deferred revenue consistent with SEC Staff Accounting Bulletin Topic 13-A.3(f), “Selected Revenue Recognition Issues, Non-refundable up-front fees.” Because we have an ongoing obligation to provide ethylene supply for the contract period and the $121 million represented advance payment of margin to be received as the ethylene is supplied, the earnings process was not complete and therefore the revenue was appropriately deferred. While the amount deferred has been described as 50% of the fair value of the supply agreement, as estimated by both PIC and Dow, we have accounted for and deferred 100% of the $121 million upfront cash received at time of the formation of MEGlobal. Additionally, none of the gain recognized upon formation of MEGlobal relates to any portion of the cash received for the ethylene supply agreement.

APB Opinion No. 18 paragraphs 19(b) and (n) are the most applicable literature addressing the accounting for basis differences in equity method investments. The U.S. GAAP financial statements of MEGlobal at formation included a prepaid expense associated with the ethylene supply agreement of $121 million, of which MEGlobal recognized $2.4 million and $5 million of expense in 2004 and 2005, respectively. Dow’s share of the amortization of the ethylene supply agreement on MEGlobal’s financial statements ($1.2 million in 2004 and $2.5 million in 2005) was reversed prior to recording U.S. GAAP equity income in a manner similar to eliminationg the effects of depreciation/amortization of stepped-up assets contributed to a joint venture. Therefore, Dow’s share of MEGlobal’s earnings does not include expenses on MEGlobal’s financial statements associated with the fair value of the ethylene supply contract.

Form 8-K dated April 12, 2006

4.                           We note that you presented measures that you identify as EBIT, excluding certain items, by operating segment and on a consolidated basis. It appears to us that these are non-GAAP measures that may not comply with Item 10 of Regulation S-K and should not be included in future filings.

RESPONSE

In Future Filings, the Company will not present “EBIT, excluding certain items” by operating segment or on a consolidated basis.

We trust that the foregoing responses satisfactorily address the Staff’s comments. If you have questions, please feel free to contact me by telephone at (989) 636-1541 or by facsimile at (989) 638-9723.

Best regards,

/s/ WILLIAM H. WEIDEMAN

William H. Weideman

Vice President and Controller

cc:                                Ms. Ann McConnell, Securities and Exchange Commission
Mr. Dale Welcome, Securities and Exchange Commission